

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 13, 2023

Jihong He
Chief Financial Officer
H World Group Ltd.
No. 1299 Fenghua Road
Jiading District, Shanghai 201803
People's Republic of China

> **Re: H World Group Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Response dated August 28, 2023**
> **File No. 001-34656**

Dear Jihong He:

We have reviewed your August 28, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 4, 2023 letter.

Form 20-F for Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 45

1. We note your response to prior comment 2 that three directors of the Company and/or its consolidated foreign operating entities advised that they are CCP members and they act as the secretary in different primary-level party organizations of Huazhu group. Please clarify for us the directors to which you refer and specifically describe their roles and responsibilities within the different primary-level party organizations of the Huazhu group. In addition, please explain to us in detail how you considered their roles and responsibilities in your determination that they are not CCP officials.

Please contact Jennifer Gowetski at 202-551-3401 or Andrew Mew at 202-551-3377 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program